August 30, 2010

<u>via U.S. mail and facsimile</u>

Andrew T. Hall
Chief Executive Officer
Stage Stores, Inc.
10201 Main Street
Houston, TX

   Re: Stage Stores, Inc.
      Form 10-K for Fiscal Year Ended January 30, 2010
      File No. 1-14035

Dear Mr. Hall:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         John Reynolds
         Assistant Director
         Office of Beverages, Apparel and
         Health Care Services